File No. 812-14444

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of:

CREDIT SUISSE PARK VIEW BDC, INC.

CREDIT SUISSE ASSET MANAGEMENT INCOME FUND, INC.

CREDIT SUISSE HIGH YIELD BOND FUND

CREDIT SUISSE ASSET MANAGEMENT, LLC

SECOND AMENDED AND RESTATED

APPLICATION FOR AN ORDER UNDER

SECTIONS 17(d), 57(a)(4) and 57(i) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY

SECTIONS 17(d), 57(a)(4) and 57(i) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1

Please direct all communications, notices and orders to:	Copies to:

Lou Anne McInnis, Esq. c/o Credit Suisse Asset Management, LLC One Madison Avenue New York, New York 10010 (212) 538-7035	Rose F. DiMartino, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8215

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

CREDIT SUISSE PARK VIEW BDC, INC.

CREDIT SUISSE ASSET MANAGEMENT INCOME

      FUND, INC.

CREDIT SUISSE HIGH YIELD BOND FUND

CREDIT SUISSE ASSET MANAGEMENT, LLC

One Madison Avenue

New York, New York 10010

Second Amended and Restated Application for an Order under Sections 17(d), 57(a)(4) and

57(i) of the Investment Company Act of 1940 and

Rule 17d-1 under the

Investment Company Act of

1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1.

I.	Summary of Application

Credit Suisse Park View BDC, Inc. (“Park View”), Credit Suisse Asset Management Income Fund, Inc. (“CIK”), Credit Suisse High Yield Bond Fund (“DHY” and collectively with Park View and CIK, the “Existing Regulated Funds”) and Credit Suisse Asset Management, LLC (“CSAM”),1 and any Regulated Fund, Affiliated Private Fund or Adviser (as those terms are defined below) (collectively with Park View, CIK, DHY, and CSAM, the “Applicants”)2 hereby seek an order from the Securities and Exchange Commission (the “Commission”) under Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended, (the “1940 Act”) and Rule 17d-1 under the 1940 Act to the extent necessary to permit each Regulated Fund3

[1]	All references to the term “CSAM” include successors-in-interest to CSAM. A successor-in-interest is limited to an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

[2]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[3]

“Regulated Funds” means the Existing Regulated Funds and the Future Regulated Funds. “Future Regulated Fund” means a closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below) and (b) whose investment adviser is an Adviser and (c) that intends to participate in the Co-Investment Program (as defined below). “Adviser” means (a) CSAM or (b) any investment adviser that controls, is controlled by or is under common control with CSAM and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

together with one or more Regulated Funds and/or Affiliated Private Funds,4 to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Sections 17(d) or 57(a)(4) and Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions5 or loans made to issuers in which an Adviser negotiates terms in addition to price (“Private Placement Securities”); and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Subsidiary (as defined below)) participated together with one or more Affiliated Private Funds and/or one or more other Regulated Funds in reliance on the requested order (“Order”).6 “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Subsidiary) could not participate together with one or more Affiliated Private Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.7 Applicants also do not seek, and any order would not provide, relief from any applicable requirements under Section 13 of the Bank Holding Company Act of 1956 or the Commission’s final rule thereunder, including the limitations set forth in Section 12(a)(2) of the Commission’s final rule.

II.	Background

Park View is a Maryland corporation organized as a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under Section 54(a) of the 1940 Act. Park View was organized as Credit Suisse Corporate Credit Solutions, LLC, a Delaware limited liability company, on August 5, 2014, commenced operations on September 5, 2014 and subsequently converted to a Maryland corporation on January 30, 2015. As of March 31, 2016, Park View had net assets of approximately $209.7 million. Park View’s Objectives and Strategies (as defined below) are to generate current income, and to a lesser extent, capital appreciation through direct investments in secured debt (including first and second lien senior secured loans), unsecured debt (including mezzanine debt) and, to a lesser extent, equity securities. Park View invests primarily in middle-market U.S.

[4]	“Affiliated Private Fund” means any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program. No Affiliated Private Funds exist at this time.

[5]	The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

[6]	No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

[7]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

companies. “Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2, other filings made with the Commission by the Regulated Fund under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and the Regulated Fund’s reports to shareholders.

CIK is a Maryland corporation organized as a closed-end management investment company registered under the 1940 Act. CIK was organized on February 11, 1987 and commenced operations on March 23, 1987. As of March 31, 2016, CIK had net assets of approximately $167.8 million. CIK’s Objectives and Strategies are to achieve current income consistent with the preservation of capital through investments in fixed income securities.

DHY is a Delaware statutory trust organized as a closed-end management investment company registered under the 1940 Act. DHY was organized on April 24, 1998 and commenced operations on July 28, 1998. As of March 31, 2016, DHY had net assets of approximately $240.6 million. DHY’s Objectives and Strategies are to seek high current income, and secondarily capital appreciation, through investments in fixed income securities of U.S. issuers rated below investment grade quality.

CSAM is a limited liability company formed and existing under the laws of the State of Delaware and is part of the asset management business of Credit Suisse Group AG (“Credit Suisse”). CSAM, an investment adviser registered with the Commission under the Advisers Act, serves as investment adviser to each Existing Regulated Fund and manages each Existing Regulated Fund’s portfolio in accordance with the Existing Regulated Fund’s Objectives and Strategies, makes investment decisions for each Existing Regulated Fund, places purchase and sale orders for portfolio transactions for each Existing Regulated Fund and otherwise manages the day-to-day operations of each Existing Regulated Fund, subject to the oversight of each Existing Regulated Fund’s Board of Directors or Board of Trustees. CSAM does not own any shares of any Existing Regulated Fund.

The management of the Park View investment portfolio is the responsibility of CSAM and the Park View Team, the management of the CIK investment portfolio is the responsibility of CSAM and the CIK Team, and the management of the DHY investment portfolio is the responsibility of CSAM and the DHY Team. The “Park View Team” refers to a team at CSAM led by Jens Ernberg, Managing Director at CSAM and Co-Founder and Portfolio Manager of Credit Suisse Corporate Credit Solutions, and Thomas Hall, Director at CSAM and Co-Founder and Portfolio Manager of Credit Suisse Corporate Credit Solutions. Each of the CIK Team and the DHY Team refers to a team at CSAM led by Thomas J. Flannery, Managing Director of CSAM and Head of the US High Yield Management Team, and Wing Chan, Director of CSAM and member of the US High Yield Management Team.

Each Existing Regulated Fund invests its assets so as to qualify for U.S. federal income tax treatment as a regulated investment company (“RIC”). Under current applicable income tax regulations, this will require, among other things, that at the end of each quarter, subject to certain exceptions, no more than 25% of the value of each Existing Regulated Fund’s consolidated gross assets be invested in the securities of any single issuer or affiliated issuers and no more than 50% of the value of the Existing Regulated Fund’s consolidated gross assets be invested in the securities of issuers representing in the case of any single issuer more than 5% of the Existing Regulated Fund’s consolidated gross assets or more than 10% of that issuer’s voting securities.

The board of directors of Park View (the “Park View Board”) is comprised of three directors, two of whom are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“Non-Interested Directors”) of Park View.

The members of the Park View Board are:

Enrique R. Arzac (Non-Interested)

John G. Popp

Steven N. Rappaport (Non-Interested)

Each of the board of directors of CIK (the “CIK Board”) and the board of trustees DHY (the “DHY Board” and collectively with the Park View Board, the CIK Board and any board of directors or trustees of a Future Regulated Fund, the “Boards,” and each a “Board,” as applicable) is comprised of six members, five of whom are Non-Interested Directors of each of CIK and DHY, respectively.

The members of each of the CIK Board and DHY Board are:

Enrique R. Arzac (Non-Interested)

Terry F. Bovarnick (Non-Interested)

James J. Cattano (Non-Interested)

Lawrence J. Fox (Non-Interested)

John G. Popp

Steven N. Rappaport (Non-Interested)

A Regulated Fund may, from time to time, form a Wholly-Owned Investment Subsidiary.8 Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any other Regulated Fund or Affiliated Private Fund because it would be a company controlled by its parent Regulated Fund for purposes of Sections 17(d) or 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment

[8]

“Wholly-Owned Investment Subsidiary” means an entity (i) that is wholly-owned by a Regulated Fund (with such Regulated Fund at all times beneficially holding, directly or indirectly, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which the Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act. “SBIC Subsidiary” means an entity that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958 (the “SBA Act”) as a small business investment company. An SBIC Subsidiary may be a Wholly-Owned Investment Subsidiary if it satisfies the conditions in this definition.

Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Subsidiary. The Regulated Fund’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board of the Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Subsidiary.

III.	Order Requested

The Applicants request an order (the “Order”) of the Commission under Sections 17(d), 57(a)(4) and 57(i) under the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and Conditions (as defined below), each Regulated Fund to participate in Co-Investment Transactions with one or more Regulated Funds and/or Affiliated Private Funds.

The Regulated Funds and Affiliated Private Funds seek relief to invest in Co-Investment Transactions to the extent such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Private Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the grant of relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and Affiliated Private Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered investment company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company, or a company controlled by such registered investment company, and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with the BDC, or a company controlled by the BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC; or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC;[9] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9), a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.10 CSAM is the investment adviser to each Existing Regulated Fund, and CSAM, or an entity controlling, controlled by, or under common control with CSAM will be an investment adviser to each of the Regulated Funds. In addition, CSAM or entities controlling, controlled by, or under common control with CSAM are or will be the investment advisers to the Affiliated Private Funds. Additionally, the Regulated Funds and the Affiliated Private Funds will be persons related to a Regulated Fund that is a BDC in a manner described in Section 57(b). The Regulated Funds and Affiliated Private Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships will cause each Regulated Fund (or its Wholly-Owned Investment Subsidiary) and Affiliated Private Fund participating in a Co-Investment Transaction with a Regulated Fund (or its Wholly-Owned Investment Subsidiary) to be subject to Sections 17(d) or 57(a)(4) and Rule 17d-1.

B.	Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company (or a company controlled by the registered investment company) and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

[9]	Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

[10]

See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice ... can the adviser realistically be deemed not in control.”).

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4), the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4), Rule 17d-1 applies.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) ... is to prevent ... injuring the interests of stockholders of registered investment companies by causing the company to participate ‘on a basis different from or less advantageous than that of such other participant.’” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17 of the [1940] Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

C.	Protection Provided by the Proposed Conditions

Applicants believe that the proposed conditions, discussed more fully in Section III.D. of this Application (the “Conditions”), will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, each

Regulated Fund would be able to invest on equal footing with each other Regulated Fund and Affiliated Private Fund, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Advisers, or shared pro rata among the Regulated Funds and Affiliated Private Funds who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested Order.

If an Adviser, the principal owners of an Adviser (“Principals”), or any person controlling, controlled by, or under common control with an Adviser or the Principals, and the Affiliated Private Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares (the “Shares”) of a Regulated Fund, then the Holders will vote such Shares as required under Condition 14.

Applicants believe that this condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of an Adviser or the Principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment (“Available Capital”),11 and other pertinent factors applicable to that Regulated Fund.

In sum, the Applicants believe that the proposed Conditions would ensure that each Regulated Fund that participated in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of other participants. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act and would be done in a manner that was not different from, or less advantageous than, the other participants.

[11]	Available Capital consists solely of liquid assets not held for permanent investment, including cash, amounts that can currently be drawn down from lines of credit, and marketable securities held for short-term purposes. In addition, for the Affiliated Private Funds, Available Capital would include bona fide uncalled capital commitments that can be called by the settlement date of the Co-Investment Transaction.

D.	Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.          Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Private Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.          (a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)       If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Private Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the directors who are eligible to vote under Section 57(o) of the 1940 Act (the “Eligible Directors”) of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c)       After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Private Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Private Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a “required majority,” as defined in Section 57(o) of the 1940 Act (“Required Majority”), concludes that:

(i)         the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)         the Potential Co-Investment Transaction is consistent with:

(A)         the interests of the shareholders of the Regulated Fund; and

(B)         the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Funds or Affiliated Private Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Private Funds; provided that, if any other Regulated Fund or Affiliated Private Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)         the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)         the applicable Adviser agrees to, and does, provide, periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)         any fees or other compensation that any Affiliated Private Fund or any Regulated Fund or any affiliated person of any Affiliated Private Fund or any Regulated Fund receives in connection with the right of an Affiliated Private Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Private Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv)        the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Private Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.        Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.          The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Private Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not offered to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.          Except for Follow-On Investments made in accordance with condition 8,12 a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Private Fund, or any affiliated person of another Regulated Fund or Affiliated Private Fund is an existing investor.

6.          A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Private Fund. The grant to an Affiliated Private Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.         (a) If any Affiliated Private Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)         notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)         formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)        Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Private Funds and Regulated Funds.

(c)        A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Private Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

[12]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

(d)       Each Affiliated Private Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.           (a) If any Affiliated Private Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)         notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)         formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)       A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Private Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c)       If, with respect to any Follow-On Investment:

(i)         the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Private Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)         the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Private Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the maximum amount proposed to be invested by each.

(d)       The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.          The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Private Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.        Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11.        No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of an Affiliated Private Fund.

12.        The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with the Affiliated Private Funds and the Regulated Funds, be shared by the Regulated Funds and Affiliated Private Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.        Any transaction fee13 (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Private Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Private Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Private Funds, the Advisers, the other Regulated Funds, or any affiliated person of the Regulated Funds or Affiliated Private Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Private Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Private Fund).

14.        If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (a) the election of directors; (b) the removal of one or more directors; or (c) all other matters under either the 1940 Act or applicable State law affecting the Board’s composition, size or manner of election.

[13]	Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

IV.	Statement in Support of Relief Requested

Applicants submit that allowing the Co-investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 of the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

In cases where the Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Private Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Funds. Indeed, each Regulated Fund’s inability to co-invest with one or more of the Affiliated Private Funds and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. For example, a Regulated Fund may lose investment opportunities if the Adviser cannot provide comprehensive financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). CSAM expects that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Private Funds, with certain exceptions based on Available Capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Non-Interested Directors, has (or will have prior to relying on the requested Order) determined that it is in the best interests of such Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) such Regulated Fund will be able to participate in a larger number and greater variety of transactions; (ii) such Regulated Fund will be able to participate in larger transactions; (iii) such Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) such Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) such Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to such Regulated Fund and its shareholders. The Board of each Regulated Fund, including the Non-Interested Directors, also determined that it is in the best interests of such Regulated Fund and its shareholders to obtain the Order at the earliest possible time and instructed the officers of such Regulated Fund, CSAM, and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board of each Regulated Fund has determined (or will have prior to relying on the requested Order) that it is proper and desirable for the Regulated Fund to participate in Co-Investment Transactions with the other Regulated Funds and/or one or more Affiliated Private Funds.

B.	Protective Representations and Conditions

The terms and conditions set forth in this Application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Private Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund.14 With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Private Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

[14]	In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Eligible Directors and the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Subsidiary is involved in a Co-Investment Transaction as each Wholly-Owned Investment Subsidiary will be treated as one company with its parent for purposes of this Application.

V.	Precedents

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities.15 Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protections found in the cited orders. We note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by Monroe Capital Corporation and its affiliates, for which an order was granted on October 15, 2014, and Prospect Capital Corporation and its affiliates, for which an order was granted on February 10, 2014; and is similar to the protocol followed by Gladstone Capital Corporation and its affiliates, for which orders were granted on July 26, 2012 and November 22, 2005; Ridgewood Capital Energy Growth Fund, LLC and its affiliates, for which an order was granted on November 3, 2009; and Medley Capital Corporation and its affiliates, for which an order was granted on November 25, 2013.

[15]	See Monroe Capital Corporation, et al. (File No. 812-14028), Release No. IC-31253 (Sept. 19, 2014) (notice), Release No. IC-31286 (Oct. 15, 2014) (order); Prospect Capital Corporation, et al. (File No. 812-14199), Release No. IC-30855 (Jan. 13, 2014) (notice), Release No. IC-30909 (February 10, 2014) (order); Medley Capital Corporation, et al. (File No. 812-14020), Release No. IC-30769 (Oct. 28, 2013) (notice), Release No. IC-30807 (November 25, 2013) (order); Gladstone Capital Corporation, et. al. (File No. 812-13878), Release No. IC-30154 (June 29, 2012) (notice), Release No. IC-30154 (July 26, 2012) (order); Ridgewood Capital Energy Growth Fund, et. al. (File No. 812- 13569), Release No. IC-28931 (Sept. 25, 2009) (notice), Release No. IC-28982 (Oct. 21, 2009) (order); Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28265 (May 8, 2008) (notice), Release No. IC-28295 (June 3, 2008) (order); and Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27120 (October 25, 2005) (notice), Release No. IC-27150 (November 22, 2005) (order).

VI.	Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

c/o Credit Suisse Asset Management, LLC

One Madison Avenue

New York, New York 10010

(212) 538-7035

Attention: Lou Anne McInnis, Esq.

Applicants further state that all written or oral communications concerning this Application should be directed to:

Rose F. DiMartino, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8215

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2 under the 1940 Act, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement, certificate of incorporation, by-laws or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such person to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A and B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.	Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter an Order under Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated:   May 16, 2016

CREDIT SUISSE PARK VIEW BDC, INC.

By:	/s/Rocco DelGuercio
Name: Rocco DelGuercio
Title: Chief Financial Officer and Treasurer

CREDIT SUISSE ASSET MANAGEMENT INCOME FUND, INC.

By:	/s/Rocco DelGuercio
Name: Rocco DelGuercio
Title: Chief Financial Officer and Treasurer

CREDIT SUISSE HIGH YIELD BOND FUND

By:	/s/Rocco DelGuercio
Name: Rocco DelGuercio
Title: Chief Financial Officer and Treasurer

CREDIT SUISSE ASSET MANAGEMENT, LLC

By:	/s/Karen Regan
Name: Karen Regan
Title: Secretary

Exhibit A

Verification of Statement of Facts and Application

pursuant to Rule 17d-1 under the

Investment Company Act of 1940

for an Order of the Commission

The undersigned states that the undersigned has duly executed the attached Application for an order under Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated May 16, 2016 for and on behalf of Credit Suisse Park View BDC, Inc., Credit Suisse Asset Management Income Fund, Inc., Credit Suisse High Yield Bond Fund and Credit Suisse Asset Management, LLC; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that the undersigned is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of the undersigned’s knowledge, information, and belief.

Credit Suisse Park View BDC, Inc.

By:	/s/Rocco DelGuercio
Name: Rocco DelGuercio
Title: Chief Financial Officer and Treasurer

Credit Suisse Asset Management Income Fund, Inc.

By:	/s/Rocco DelGuercio
Name: Rocco DelGuercio
Title: Chief Financial Officer and Treasurer

Credit Suisse High Yield Bond Fund

By:	/s/Rocco DelGuercio
Name: Rocco DelGuercio
Title: Chief Financial Officer and Treasurer

Credit Suisse Asset Management, LLC

By:	/s/Karen Regan
Name: Karen Regan
Title: Secretary

EXHIBIT B

Authorizations for

Credit Suisse Park View BDC, Inc.,

Credit Suisse Asset Management Income Fund, Inc. and

Credit Suisse High Yield Bond Fund

The undersigned hereby certifies that she is the Secretary and Vice President of Credit Suisse Park View BDC, Inc. (“Park View”) and the Secretary and Senior Vice President of each of Credit Suisse Asset Management Income Fund, Inc. (“CIK”) and Credit Suisse High Yield Bond Fund (“DHY” and collectively with Park View and CIK, the “Funds” and each a “Fund”); that with respect to the attached Application (the “Application”) for exemption from certain provisions of the Investment Company Act of 1940, as amended (“1940 Act”), all actions necessary to authorize the execution and filing of the Application under the certificate of incorporation and by-laws of each Fund have been taken and the person filing the Application on behalf of each Fund is fully authorized to do so; and that the Board of Directors of each Fund has adopted the following resolutions on, in the case of Park View, August 20, 2014, and, in the case of CIK and DHY, November 18, 2014:

RESOLVED, that filing of an application (the “Application”) with the U.S. Securities and Exchange Commission pursuant to Sections 57(a)(4) and 57(i) of the 1940 Act for an order of exemption from the provisions of Section 57(a)(4) and Rule 17d-1, is hereby authorized and approved; and further

RESOLVED, that each of the officers of the Fund be, and hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.

Credit Suisse Park View BDC, Inc.

By:	/s/Karen Regan
Name: Karen Regan
Title: Secretary and Vice President

Credit Suisse Asset Management Income Fund, Inc.
Credit Suisse High Yield Bond Fund

By:	/s/Karen Regan
Name: Karen Regan
Title: Secretary and Senior Vice President